UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

System1, Inc.
(Name of Issuer)

Class A common stock, par value $0.0001 per share
(Title of Class of Securities)

87200P109
(CUSIP Number)

Michael L. Gravelle
c/o Cannae Holdings, Inc.
1701 Village Center Circle
Las Vegas, NV 89134
(702) 323-7330
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 18, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87200P109	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS
Trasimene Trebia, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,722,235 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,722,235 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,722,235 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	See Item 5.

CUSIP No. 87200P109	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS
Trasimene Trebia, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,775,595 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,775,595 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,775,595 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.0% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	See Item 5.

CUSIP No. 87200P109	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS
Trasimene Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 87200P109	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS
William P. Foley, II

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,636,587 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,636,587 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,636,587 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.2% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	See Item 5.

This Amendment No. 3 (“Amendment No. 3”) amends the statement on Schedule 13D originally filed by Trasimene Trebia, LP, Trasimene Trebia, LLC and William P. Foley, II on February 7, 2021 and amended on April 20, 2022 (“Amendment No. 1”) and June 8, 2022 (“Amendment No. 2” and together with Amendment No. 1 and as amended thereafter from time to time, the “Schedule 13D”), and relates to the Class A common stock, par value $0.0001 per share (“Class A common stock”), of System1, Inc. (the “Issuer” or the “Company”). Unless otherwise indicated, each defined term used but not defined in this Amendment No. 3 shall have the meaning assigned to such term in the Schedule 13D. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is supplemented as follows:

Trasimene Capital Management, LLC (“TCM”) ceased to be a Reporting Person on August 18, 2022, when it no longer owned any shares of Class A common stock. See Item 4 of this Amendment No. 3.

Item 4.	Purpose of the Transaction.

Item 4 of the Schedule 13D is supplemented as follows:

On August 18, 2022, TCM distributed Class A common stock to its members, resulting in TCM no longer holding any of the 4,826,303 shares of Class A common stock it previously held and of which 3,851,392 shares of Class A common stock was distributed to Mr. Foley. The distributions were made on a pro-rata basis for no additional consideration in accordance with TCM’s limited liability company agreement. As a result of the distribution, as of August 18, 2022, TCM ceased to beneficially own any shares of Class A common stock and ceased to be a Reporting Person.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is supplemented as follows:

The responses set forth on rows 7 through 13 of the cover pages of this Amendment No. 3 are incorporated by reference in this Item 5. The percentages provided below are based on 90,593,904 shares of Class A common stock outstanding as of August 12, 2022, as reported by the Issuer in its Form 10-Q filed with the U.S. Securities and Exchange Commission (“SEC”) on August 12, 2022.

(a) and (b) Mr. Foley beneficially owned an aggregate of 5,636,587 shares of Class A common stock (comprised of 1,722,235 shares of Class A Common Stock directly held by Trasimene, 53,360 shares of Class A Common Stock directly held by Trasimene GP, and 3,860,992 shares of Class A Common Stock directly held by Mr. Foley), which represents an aggregate 6.2% of the outstanding Class A common stock. None of the Reporting Persons beneficially own any of the 22,077,319 shares of Class C common stock, par value $0.0001 per share, of the Issuer (the “Class C common stock”) outstanding as of June 30, 2022 (such outstanding shares based on information provided by the Issuer in its Form 10-Q filed with the SEC on August 12, 2022). Holders of Class A common stock and Class C common stock are entitled to cast one vote per share of Class A common stock or Class C common stock on each matter submitted to the Issuer’s common stockholders. Accordingly, the shares of Class A common stock beneficially owned by Mr. Foley had a total voting power of approximately 5.0%.

By virtue of the Shareholders Agreement, Trasimene, BGPT Trebia LP, Cannae Holdings, LLC, Michael Blend, Chuck Ursini, Nick Baker, and Just Develop It Limited, may constitute a group (the “Group”) within the meaning of Section 13(d) of the Exchange Act. The Reporting Persons expect that each of the other members of the Group have or will file their own Schedule 13Ds to report the shares of Class A common stock that they beneficially own. Each Reporting Person expressly disclaims beneficial ownership over any shares of Class A common stock that such Reporting Person may be deemed to beneficially own solely by reason of the Shareholders Agreement.

(c) Other than as disclosed in this Amendment No. 3, none of the Reporting Persons effected transactions in the Class A common stock during the past 60 days.

(d) Under certain circumstances, partners or members of the Reporting Persons, as the case may be, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Class A common stock owned by such Reporting Persons.

(e) On August 18, 2022, TCM ceased to be the beneficial owner of more than five percent of the Class A common stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is supplemented as follows:

On May 10, 2022, Mr. Foley received an award of restricted stock units pursuant to the Issuer’s 2022 Incentive Award Plan. Each restricted stock unit represents a contingent right to receive one share of Class A common stock. Pursuant to the terms of the award agreement, 4,800 of the restricted stock units vested (and settled for Class A common stock) on the date of grant, 4,800 of the restricted stock units vested (and settled for Class A common stock) on July 28, 2022, and the remaining aggregate 14,400 restricted stock units will vest (and settle) ratably on each of October 28, 2022, January 28, 2023 and April 28, 2023.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 18, 2022	TRASIMENE TREBIA, LP

By: /s/ Michael L. Gravelle
	Name:	Michael L. Gravelle
	Title:	General Counsel and Corporate Secretary

TRASIMENE TREBIA, LLC

By: /s/ Michael L. Gravelle
	Name:	Michael L. Gravelle
	Title:	Corporate Secretary

TRASIMENE CAPITAL MANAGEMENT, LLC

By: /s/ Michael L. Gravelle
Name:	Michael L. Gravelle
Title:	Chief Compliance Officer

WILLIAM P. FOLEY, II

By: /s/ Michael L. Gravelle
Name:	Michael L. Gravelle
Title:	Attorney-in-Fact for William P. Foley, II